FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR RELATIONS CONTACT:	MEDIA RELATIONS CONTACT:
Anne Marie McCauley	Molly Ford
Check Point Software Technologies	Check Point Software Technologies
(650) 628-2040	(650) 628-2022
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE ANNOUNCES CONFERENCE CALLS FOR THIRD
QUARTER FINANCIAL RESULTS AND ACQUISITION OF SOURCEFIRE, INC.

Provides Update on Third Quarter Results

REDWOOD CITY, Calif., – Oct. 6, 2005 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced that it will hold two conference calls with investors and analysts to discuss business updates.

The company will report full third quarter financial results on October 28 before the U.S. financial markets open and will discuss the results in a conference call with the investment community. Third quarter results are expected to be within guidance. Total revenues for the third quarter are anticipated to be in the range of $140 million to $141.5 million. Earnings per share for the third quarter, excluding acquisition-related charges, is expected to be in the range of $0.31 to $0.32. The company’s guidance provided on July 19 was for total revenues in the range of $140 million to $150 million and earnings per share, excluding acquisition-related charges, in the range of $0.30 to $0.33.

Check Point also announced today that it has signed a definitive agreement to acquire Sourcefire, Inc., the creator of Snort, and a leading provider of intrusion prevention and real-time network access solutions for a total consideration of approximately $225 million. Check Point believes the acquisition of Sourcefire is an important step in providing the most comprehensive internal security solutions portfolio and another milestone in achieving its vision of a unified security architecture. Please reference today’s release titled “Check Point Software Technologies to Acquire Sourcefire” for more details.

Sourcefire Acquisition Conference Call and Webcast Information
Check Point will host a conference call to discuss the acquisition of Sourcefire with the investment community today, October 6, 2005 at 9:00 AM ET/6:00 AM PT. Please dial (973) 935-8512 and reference confirmation code 6579459 to access the live call or visit the company’s website at www.checkpoint.com/ir for the live webcast.

Third Quarter of 2005 Financial Results Conference Call and Webcast Information
Check Point management will host a conference call with the investment community at 8:30 AM ET/5:30 AM PT on October 28. A live webcast of the call will be hosted on the company’s website at http://www.checkpoint.com/ir. Replays will be available via webcast or by calling (973) 341-3080, pass code #6558970.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s preliminary results for the third quarter ended September 30, 2005 and Check Point’s beliefs regarding the benefits of the proposed acquisition of Sourcefire. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the risk that Check Point’s actual results may be different from the preliminary results as a result of final determination of revenues, operating expenses and charges, and as a result of the quarterly review by the Company’s independent public accountants; the parties’ ability to consummate the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; unanticipated expenses associated with the merger; the possibility that the parties may be unable to achieve all of the benefits of the merger within the expected time-frames or at all and to successfully integrate Sourcefire’s operations and technology into those of Check Point; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Sourcefire; and the other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2004 which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

October 6, 2005